June 10, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Sasha Parikh
Joshua Gorsky
Christine Westbrook

Re:	PaxMedica, Inc. Amendment No. 7 to Registration Statement on Form S-1 Submitted January 4, 2022 File No. 333-239676

Ladies and Gentlemen,

On behalf of our client, PaxMedica, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 2, 2022 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 7 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1 Submitted January 4, 2022

Prospectus Summary

Overview, page 1

1.       We note your revised disclosure on page 1 that your "exclusively licensed clinical data from certain academic or international government institutions" will "potentially accelerate PAX-101's development plans in the United States through [the Tropical Disease Priority Voucher Program] and gain approval in the United States for the treatment of East African HAT . . . as early as 2023." Please revise your disclosure here and throughout the registration statement to remove statements that imply your product candidate is likely to be approved or that you will be successful in securing marketing approval in an accelerated manner as such statements are speculative. Address in your revisions the statement below the pipeline table on page 2 that your NDA will be filed "for approval" in early 2023.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 1, 2, 4, 55, 65 and 72 of the Amended Registration Statement.

2.        Please revise to disclose in the summary that your patent portfolio is limited to patent applications.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 7 of the Amended Registration Statement.

Development Pipeline, page 2

3.       Please revise the pipeline table here and on page 70 to remove FXTAS as an indication for PAX-101. Alternatively, please provide us with your analysis as to why this indication is material to your business and appropriate for inclusion in the pipeline table.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 2 and 70 of the Amended Registration Statement.

Risk Factors

It is difficult and costly to protect our intellectual property rights, and we cannot ensure the protection of these rights., page 32

4.        We note your disclosure on page 32 that you are "not aware of any existing contested proceedings or third-party claims against [y]our pending PCT international patent application." We also note your revised disclosure on page 77 where you reference multiple pending PCT international patent applications. Please revise your disclosure to clarify which of your pending PCT international patent applications, if any, are the subject of contested proceedings or third-party claims.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 33 of the Amended Registration Statement.

We have identified material weaknesses in our internal control over financial reporting..., page 42

5.        We note your revised disclosure on pages 42-43 stating that you have identified "material weaknesses in [y]our internal control over financial reporting relating to the evaluation of complex financial instruments" and that "management has concluded that [y]our control around the interpretation and accounting for certain complex instruments issued by the Company was not effectively designed or maintained." Please describe the material weakness in more detail. For example, please describe the processes or systems that were not implemented and what accounting policies or reconciliations lacked sufficient oversight, if any. Disclose in the risk factor what measures, if any, you are undertaking to address the material weakness, the timetable for remediation, and whether there are any associated material costs.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 43, 44 and 57 of the Amended Registration Statement.

Use of Proceeds, page 48

6.       We refer to comment 7 in our letter dated June 11, 2020. Please specifically disclose how far you expect the proceeds from the offering to allow you to proceed in the development of PAX-101 for the indications specified. Additionally, explain what you mean by your allocating funds to research and development activities as distinct from clinical and regulatory development activities.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 49 of the Amended Registration Statement.

Capitalization, page 50

7.        Please revise to incorporate indebtness, including the SAFE liability and Warrant liability, as part of your capitalization as of September 30, 2021.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 51 of the Amended Registration Statement.

Emerging Growth Company and Smaller Reporting Status, page 63

8.        You disclose here that you have elected to avail yourself of the extended transition period. This is inconsistent with your risk factor on page 41 and election made by checkmark on the cover page. Please clarify and/or revise accordingly.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 42 and the cover page of the Amended Registration Statement.

Pax-102 (intranasal suramin), page 74

9.        We note your revised disclosure on page 74 stating that PAX-102 has the potential to "better target the suramin molecule to the CNS, which may potentially allow for [you] to deliver similar efficacy to that achieved using PAX-101 and reduce the dose needed and improve the tolerability profile of the drug[.]" Because a determination of efficacy is solely within the authority of FDA and comparable regulators, please revise this disclosure to remove the implication that any of your product candidates are effective.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 4 and 74 of the Amended Registration Statement.

Manufacturing Activities, page 75

10.        We note your disclosure that you are working with third-party manufacturers to develop your own commercial supply of suramin. Please expand your disclosure to briefly discuss the steps you have taken to date, steps that remain, and associated costs.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 75 of the Amended Registration Statement.

Note 2. Significant accounting policies

Loss Per Share, page F-29

11.        Please tell us how you calculated 414,808 shares of common stock for the SAFE investment as of September 30, 2021.

Response: The Company respectfully advises the Staff that the number of SAFE shares was calculated by first dividing the post-money valuation cap of $150 million by the number of outstanding post-money shares. This resulted an iterative calculation but resulted at a price per SAFE share of $12.054. We then divided the purchase amount of $5.0 million by that price per share $12.054, which equals 414,808.

Note 3. Fair Value Measurements, page F-30

12.        You note that the fair value of the SAFE has been estimated using the Backsolve method which utilizes the Option Pricing Method. Please expand your disclosures for the SAFE agreement to include a summary of the significant unobservable inputs used in measuring the fair value. If the same inputs are used as the warrants, expand your disclosure accordingly.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages F-12 and F-13 of the Amended Registration Statement.

Note 11. Subsequent events, page F-33

13.        Please revise your disclosure here and on page F-20 regarding the conversion of the notes payable to clarify that $3.4 million is not the fair value of the shares of common stock issued but rather the carrying value of the notes with the number of shares issued calculated based on the conversion price stated in the agreement.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages F-18 and F-29 of the Amended Registration Statement.

14.        Please disclose the material terms of the 1,342,667 restricted stock units granted on

January 1, 2022, including the grant-date fair value.

Response: The Company respectfully advises the Staff that it has revised disclosure on page F-35 of the Amended Registration Statement.

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Please contact the undersigned at (212) 641-5626 if you have any questions regarding the foregoing

Sincerely,

/s/ Anna Tomczyk

Anna Tomczyk

cc:          Howard Weisman